

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

May 20, 2024

Denise Scots-Knight
Chief Executive Officer
Mereo BioPharma Group plc
One Cavendish Place, 4th Floor
London, W1G 0QF
United Kingdom

> **Re: Mereo BioPharma Group plc**
> **Registration Statement on Form S-3**
> **Filed May 15, 2024**
> **File No. 333-279433**

Dear Denise Scots-Knight:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Alan Campbell at 202-551-4224 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Life Sciences

cc: David S. Bakst